Filed by: Cathay Bancorp, Inc.

(Commission File No. 0-18630) pursuant

to Rule 425 under the Securities Act of 1933

Subject Company: GBC Bancorp

Cathay Bancorp, Inc. Announces Strong Third Quarter Results

LOS ANGELES, Oct. 15 /PRNewswire-FirstCall/ — Cathay Bancorp, Inc. (the “Company”) (Nasdaq: CATY), the holding company for Cathay Bank (the “Bank”), today announced results for the third quarter of 2003.

STRONG FINANCIAL PERFORMANCE

	3rd Quarter 2003	3rd Quarter 2002
Net income	$13.0 million	$13.0 million
Basic earnings per share	$0.72	$0.72
Diluted earnings per share	$0.72	$0.72
Return on average assets	1.66%	1.96%
Return on average stockholders’ equity	16.55%	18.94%
Efficiency ratio	34.45%	34.65%

THIRD QUARTER HIGHLIGHTS:

*	Net income for the third quarter 2003 was the same as the quarter a year ago, at $13.0 million.
*	Total asset growth of $447.6 million or 16.3% to $3.2 billion at September 30, 2003, from December 31, 2002 of $2.8 billion.
*	Gross loans grew to $2.1 billion from December 31, 2002, an increase of $219.0 million or 11.7%, primarily in commercial mortgage loans and commercial loans.
*	Deposit accounts grew to $2.5 billion from December 31, 2002, an increase of $229.5 million or 9.9%, of which $140.8 million or 61.4% of the total growth was in core deposits.
*	Net recoveries of $46,000 in the third quarter of 2003, compared with net charge-offs of $402,000 in the year ago quarter.
*	Return on average stockholders’ equity was 16.55% and return on average assets was 1.66% for the quarter ended September 30, 2003.
*	Receipt of stockholder and regulatory approval for the merger of GBC Bancorp into the Company, which is currently expected to occur after the close of business on Monday, October 20, 2003, or as soon thereafter as possible.
*	On September 4, 2003, the American Banker newspaper ranked the Company as the 16th most efficient US bank holding company among the 500 largest, based on the results for the first quarter of 2003.

“The third quarter results were strong as measured by the robust $142.0 million increase in loans during the quarter and continued excellent credit quality. However, net income of $13.0 million was adversely impacted by the decline in the net interest margin to 3.74% from 3.91% in the second quarter of 2003, primarily as a result of accelerated securities premium amortization expense of $0.8 million due to higher prepayments and lower overall yields in the securities portfolio. Third quarter results were also impacted by higher effective income tax rates compared with last year. With the improved momentum from new business and a decrease in securities premium amortization expense, we are optimistic that the fourth quarter will show stronger operating results,” commented Dunson Cheng, Chairman of the Board and President of the Company. “Our proposed merger with GBC Bancorp (which is currently expected to close after the close of business on Monday, October 20, 2003 or as soon thereafter as possible) will create, we believe, the largest full-service bank catering primarily to Asian-American business and retail customers in key U.S. markets. Our integration plans are nearly complete and we expect the conversion to one common computer system to occur in April 2004.”

INCOME STATEMENT REVIEW

Net interest income before provision for loan losses

Our net interest income before provision for loan losses increased to $27.1 million during the third quarter of 2003, or 3.3% higher than the $26.2 million during the same quarter a year ago. The increase was due to growth in both the investment and loan portfolios, which helped to mitigate the effect of the accelerated amortization of premiums on securities due to higher prepayments, lower securities yields available on reinvestment and the effect of the decreases in the target federal funds rate on the Company’s asset-sensitive balance sheet.

The net interest margin, on a fully taxable-equivalent basis, fell 17 basis points from 3.91% during the second quarter 2003 to 3.74% for the third quarter 2003, primarily as a result of lower yields from the loan portfolio, accelerated amortization of premiums on securities due to higher prepayments as well as the lower yields available upon reinvestment. The net interest margin decreased from 4.29% in the third quarter of 2002 to 3.74% in the third quarter of 2003, primarily as a result of the 50 and 25 basis point drops in the federal funds rate in November 2002 and June 2003, respectively, the accelerated amortization of premiums on securities due to higher prepayments, prepayments and calls of higher yielding securities and the related lagging effect on our interest-bearing time deposit accounts.

For the third quarter of 2003, the interest rate earned on our average interest-earning assets was 4.96% on a fully taxable-equivalent basis, and our cost of funds on average interest-bearing liabilities equaled 1.47%. In comparison, for the third quarter of 2002, the interest rate earned on our average interest-earning assets was 5.90% and our cost of funds on average interest-bearing liabilities equaled 1.96%.

Provision for loan losses

We increased the provision for loan losses by $150,000 to $1.7 million during the third quarter of 2003, compared with $1.5 million for the third quarter of 2002. The provision for loan losses represents the charge against current earnings that is determined by management, through a credit review process, as the amount needed to maintain an allowance that management believes should be sufficient to absorb loan losses inherent in the Company’s loan portfolio. Total charge-offs for the third quarter of 2003 were $15,000 compared with charge-offs of $415,000 during the third quarter of 2002. Recoveries in the third quarter of 2003 equaled $61,000, compared with recoveries of $13,000 in the same quarter a year ago.

Non-interest income

Non-interest income, which includes revenues from service charges on deposit accounts, letters of credit commissions, securities sales, loan sales, wire transfer fees, and other sources of fee income, was $5.2 million for the third quarter of 2003, which was the same as the third quarter of 2002.

For the third quarter of 2003, the Company realized a net gain on securities of $1.7 million compared to $1.4 million for the same quarter in 2002. Other operating income decreased by 16.3% to $1.6 million during the third quarter 2003 compared with $1.9 million in the year ago quarter. The decrease in other operating income was due primarily to lower wire transfer fees and foreign exchange income.

Non-interest expense

Non-interest expense increased $242,000 to $11.1 million in the third quarter of 2003, while the efficiency ratio improved slightly to 34.45% compared to 34.65% in the year ago quarter. The increase in non-interest expense during the third quarter 2003 was primarily attributable to higher losses from operations of $181,000 from additional affordable housing limited partnerships, increases in salaries and employee benefits expenses of $163,000, and increases in occupancy expense of $85,000. The increases in salaries and employee benefits expense and occupancy expense were related to a higher number of employees, resulting in part from the opening of additional branches and $97,000 for stock option expense. During the first quarter of 2003, the Company adopted prospectively the stock option expense provisions of the Financial Accounting Standards Board (“FASB”) Statement No. 123, “Accounting for Stock-Based Compensation,” as amended by FASB Statement No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment of FASB Statement No. 123”.

Income taxes

The provision for income taxes was $6.5 million, representing an effective income tax rate of 33.3%, for the third quarter 2003 compared with $6.0 million, representing an effective income tax rate of 31.7%, in the year ago quarter. The effective income tax rate during the third quarter of 2003 reflected tax credits from qualified affordable housing investments, and the income tax benefits of the real estate investment trust formed in the first quarter of 2003. The effective income tax rate during the third quarter of 2002 reflected tax credits from affordable housing investments, and the income tax benefits of a registered investment company subsidiary of the Bank, which was deregistered in March 2003. The increase in the effective tax rate from 2002 to 2003 resulted from the lower level of assets in the real estate investment trust in 2003 compared to the registered investment company in 2002.

BALANCE SHEET REVIEW

Total assets increased by $447.6 million to $3.2 billion at September 30, 2003, up 16.3% from year-end 2002 of $2.8 billion. The increase in total assets was driven primarily by growth in investment securities totaling $239.3 million and an increase of $219.0 million in loans. Total investment securities increased 33.8% to $947.0 million at September 30, 2003, compared to $707.7 million at December 31, 2002. As a percentage of total assets, the investment securities portfolio increased to 29.6% at September 30, 2003, compared with 25.7% at year-end 2002.

Gross loan growth during the nine months ended September 30, 2003, equaled $219.0 million, an increase of 11.7% from year-end 2002, reflecting increases in commercial mortgage loans, which grew by $182.8 million to $1.1 billion at September 30, 2003, compared with $943.4 million at year-end 2002, and in commercial loans, which increased by $35.9 million to $599.5 million at period-end, September 30, 2003, compared with $563.7 million at year-end 2002. The changes in the loan composition from year-end 2002 are presented below:

(Dollar in thousands)	September 30, 2003	December 31, 2002	% Change
Loans
Commercial	$599,532	$563,675	6
Residential mortgage	245,618	231,371	6
Commercial mortgage	1,126,160	943,391	19
Real estate construction	114,988	122,773	(6)
Installment	9,807	15,570	(37)
Other	155	447	(65)

Gross loans	2,096,260	1,877,227	12

Allowance for loan losses	(29,369)	(24,543)	20
Unamortized deferred loan fees	(5,290)	(4,606)	15

Total loans, net	$2,061,601	$1,848,078	12

The Company invested in three affordable housing limited partnerships during the third quarter of 2003. Capital contributions made on these new and existing limited partnerships totaled $2.1 million during the quarter. In addition, during the third quarter of 2003, the Company adopted Interpretation No. 46, “Consolidation of Variable Interest Entities,” issued by FASB in January 2003. Three of the limited partnerships in which the Company has an equity interest were determined to be variable interest entities, and the carrying value of certain real estate is now consolidated in the Company’s consolidated financial statements. In total, affordable housing investments increased $5.4 million to $27.1 million as of September 30, 2003 from year-end 2002.

The increase in total assets from year-end 2002 was funded primarily by deposit growth of $229.5 million or 9.9%, to $2.5 billion, and by increase in wholesale borrowings of $194.0 million.

The deposit growth was comprised of $140.8 million or 10.6% in lower-cost core deposits, and $88.6 million or 9.0% in time deposits of $100,000 or more. This includes the Bank’s purchase of $2.1 million in deposits from CITIC International Financial Holdings Limited, which was completed in May 2003. The changes in the deposit composition from year-end 2002 are presented below:

(Dollar in thousands)	September 30, 2003	December 31, 2002	% Change
Deposits
Non-interest-bearing deposits	$366,018	$302,828	21
Interest-bearing checking deposits	347,724	309,665	12
Savings deposits	325,530	290,226	12
Time deposits	1,504,823	1,411,924	7

Total deposits	$2,544,095	$2,314,643	10

Federal funds purchased and securities sold under agreements to repurchase increased by $84.0 million to $112.5 million at September 30, 2003, compared with $28.5 million at year-end 2002. Advances from the Federal Home Loan Bank increased to $160.0 million in the third quarter of 2003, compared to $50.0 million at year-end 2002. Other borrowings increased $4.8 million from year-end 2002 as a result of consolidation of the mortgage liabilities of the three affordable housing limited partnerships determined to be variable interest entities under FASB’s Interpretation No. 46.

Other liabilities decreased by $50.2 million from December 31, 2002 to September 30, 2003. The decrease was due primarily to a liability that was established for investment securities purchased in December 2002 that settled in January 2003.

Stockholders’ equity of $319.9 million rose $31.9 million or 11.1% from December 31, 2002. The increase was primarily due to net income of $38.8 million for the nine months ended September 30, 2003, and $2.6 million from the Company’s dividend reinvestment plan which was partially offset by cash dividends on common stock of $10.1 million.

ASSET QUALITY REVIEW

Non-performing assets to gross loans plus other real estate owned decreased to 0.24% at September 30, 2003, from 0.39% at December 31, 2002, and from 0.64% at September 30, 2002. Total non-performing assets decreased to $4.9 million at September 30, 2003, compared with $7.2 million at December 31, 2002, and $11.8 million at September 30, 2002. Non-performing loans decreased to $4.3 million at September 30, 2003, compared with year-end 2002 of $6.6 million, and $11.1 million at September 30, 2002.

The allowance for loan losses amounted to $29.4 million at September 30, 2003, and represented the amount that the Company believes should be sufficient to absorb loan losses inherent in the Company’s loan portfolio. The allowance for loan losses represented 1.40% of period-end gross loans and 685.6% of non-performing loans at September 30, 2003. The comparable ratios were 1.31% of gross loans and 372.3% of non-performing loans at December 31, 2002. The changes to the Company’s asset quality results are highlighted below:

(In thousands)	September 30, 2003	December 31, 2002	% Change
Non-performing assets
Accruing loans past due 90 days or more	$1,044	$2,468	(58)
Non-accrual loans	3,240	4,124	(21)
Total non-performing loans	4,284	6,592	(35)
Other real estate owned	653	653	—
Total non-performing assets	$4,937	$7,245	(32)
Troubled debt restructurings	$5,253	$5,266	—

Troubled debt restructurings totaled $5.3 million, unchanged at September 30, 2003, compared to year-end 2002. There were five loans in the category, all current as of September 30, 2003.

CAPITAL ADEQUACY REVIEW

The Tier 1 risk-based capital ratio of 13.63%, total risk-based capital ratio of 14.81%, and Tier 1 leverage capital ratio of 11.00%, continued to place the Company in the “well capitalized” category, which is defined as institutions with a total risk-based capital ratio equal to or greater than ten percent, a Tier 1 risk-based capital ratio equal to or greater than six percent and a Tier 1 leverage capital ratio equal to or greater than five percent. The Tier 1 risk-based capital, total risk-based capital and Tier 1 leverage capital ratios for year-end 2002 were 11.93%, 13.01%, and 10.11%, respectively.

In September 2003, the Company completed the issuance of a second $20 million of trust preferred securities which qualify as Tier 1 capital under current regulatory guidelines. The trust preferred securities were issued by a newly established subsidiary of the Company named Cathay Statutory Trust I and have a variable interest rate of three-month LIBOR plus 3.0% and a 30-year term. The trust preferred securities are redeemable, in whole or in part, at the option of the Company, once each quarter beginning five years after their issuance.

YEAR-TO-DATE REVIEW

Net income was $38.8 million or $2.14 per diluted share for the nine months ended September 30, 2003, an increase of 5.9% over the $36.6 million or $2.02 per diluted share for the same period a year ago. The net interest margin, on a fully taxable-equivalent basis for the nine months ended September 30, 2003 decreased 49 basis points to 3.89% compared to 4.38% during the like period a year ago.

Return on average stockholders’ equity was 17.10% and return on average assets was 1.75% for the first nine months of 2003, compared to a return on average stockholders’ equity of 18.81% and a return on average assets of 1.91%, for the nine months ended September 30, 2002. The efficiency ratio for the nine months ended September 30, 2003, was 35.29% compared to 35.36% during the same period a year ago.

ABOUT CATHAY BANCORP, INC.

Cathay Bancorp, Inc. is the one-bank holding company for Cathay Bank. Cathay Bank was founded in 1962 and offers a wide range of financial services. The Bank currently operates twelve branches in Southern California, eight branches in Northern California, three branches in New York State, one branch in Houston, Texas, and two representative offices, one in Hong Kong, and one in Shanghai, China. In addition, the Bank’s subsidiary, Cathay Investment Company, maintains an office in Taipei. Cathay Bank’s web page is found at http://www.cathaybank.com /

FORWARD-LOOKING STATEMENTS AND OTHER NOTICES

Statements made in this press release, other than statements of historical fact, are forward-looking statements within the meaning of the applicable provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but are not limited to, such words as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “may,” “will,” “should,” “could,” “predicts,” “potential,” “continue,” or the negative of such terms and other comparable terminology or similar expressions. Forward-looking statements are not guarantees. They involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, or achievements, of Cathay Bancorp, Inc. to be materially different from any future results, performance, or achievements, expressed or implied by such forward-looking statements. Such risks and uncertainties and other factors include, but are not limited to adverse developments, or conditions related to or arising from: fluctuations in interest rates, demographic changes, inflation, competition, legislative and regulatory developments, war and terrorism, changes in business strategy, including the formation of a real estate investment trust and the deregistration of our registered investment company, and general economic or business conditions in California and other regions where the Bank has operations such as the currently unknown impact of the California budget deficit. These and other factors are further described in Cathay Bancorp Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002, its Quarterly Reports on Form 10-Q and other filings it makes with the Securities and Exchange Commission (“SEC”) from time to time. Cathay Bancorp has no intention and undertakes no obligation to update any forward-looking statements or to publicly announce the results of any revision of any forward- looking statement to reflect future developments or events.

In connection with the proposed merger of Cathay Bancorp, Inc. with GBC Bancorp, Cathay Bancorp, Inc. has filed a Registration Statement on Form S-4 with the SEC (which has been declared effective) and will file certain other materials with the SEC from time to time, including amendments to the Registration Statement on Form S-4. Because those documents will contain important information, you are urged to read them as they become available. When filed with the SEC, they will be available for free on the SEC’s website at http://www.sec.gov . You may obtain from us free copies of our reports, proxy statements, and other information regarding us filed with the SEC and, when available, the proxy statement/prospectus relating to the proposed merger.

Cathay Bancorp, Inc.’s filings with the SEC are available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov  , or by requests directed to Cathay Bancorp, Inc., 777 N. Broadway, Los Angeles, CA 90012, Attention: Investor Relations (213) 625-4749.

CATHAY BANCORP, INC.

CONSOLIDATED FINANCIAL HIGHLIGHTS

(Unaudited)

	Three months ended September 30,			Nine months ended September 30,
	2003	2002	% change	2003	2002	% change
	(Dollars in thousands, except per share data)
FINANCIAL PERFORMANCE
Net interest income before provision for loan losses	$27,112	$26,242	3	$80,135	$77,257	4
Provision for loan losses	1,650	1,500	10	4,950	4,500	10
Net interest income after provision for loan losses	25,462	24,742	3	75,185	72,757	3
Non-interest income	5,208	5,185	—	17,607	12,541	40
Non-interest expense	11,133	10,891	2	34,496	31,757	9
Income before income tax expense	19,537	19,036	3	58,296	53,541	9
Income tax expense	6,507	6,031	8	19,487	16,910	15
Net income	$13,030	$13,005	—	$38,809	$36,631	6
Net income per common share:
Basic	$0.72	$0.72	—	$2.15	$2.04	5
Diluted	$0.72	$0.72	—	$2.14	$2.02	6
Cash dividends paid per common share	$0.280	$0.140	100	$0.560	$0.405	38

SELECTED RATIOS
Return on average assets	1.66%	1.96%	(15)	1.75%	1.91%	(8)
Return on average stockholders’ equity	16.55%	18.94%	(13)	17.10%	18.81%	(9)
Efficiency ratio	34.45%	34.65%	(1)	35.29%	35.36%	—
Dividend payout ratio	38.89%	19.44%	100	26.05%	19.85%	31

YIELD ANALYSIS
(Fully tax equivalent)
Total interest—earning assets	4.96%	5.90%	(16)	5.18%	6.07%	(15)
Total interest—bearing liabilities	1.47%	1.96%	(25)	1.57%	2.05%	(23)
Net interest spread	3.49%	3.94%	(11)	3.61%	4.02%	(10)
Net interest margin	3.74%	4.29%	(13)	3.89%	4.38%	(11)

	September 30, 2003	December 31, 2002	September 30, 2002
CAPITAL RATIOS
Tier 1 risk-based capital ratio	13.63%	11.93%	11.81%
Total risk-based capital ratio	14.81%	13.01%	12.86%
Tier 1 leverage capital ratio	11.00%	10.11%	10.01%

CATHAY BANCORP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Unaudited)

	September 30, 2003	December 31, 2002	% change
	(In thousands, except share and per share data)
Assets
Cash and due from banks	$77,475	$70,777	9
Federal funds sold and securities purchased under agreements to resell	2,000	19,000	(89)
Cash and cash equivalents	79,475	89,777	(11)
Investment securities (amortized cost of $935,729 in 2003 and $698,192 in 2002)	947,029	707,725	34
Loans	2,096,260	1,877,227	12
Less: Allowance for loan losses	(29,369)	(24,543)	20
Unamortized deferred loan fees	(5,290)	(4,606)	15
Loans, net	2,061,601	1,848,078	12
Other real estate owned, net	653	653	—
Affordable housing investments, net	27,109	21,678	25
Premises and equipment, net	29,568	29,788	(1)
Customers’ liability on acceptances	8,525	10,608	(20)
Accrued interest receivable	13,166	14,453	(9)
Goodwill	6,552	6,552	—
Other assets	27,954	24,686	13
Total assets	$3,201,632	$2,753,998	16
Liabilities and Stockholders’ Equity
Deposits
Non-interest-bearing demand deposits	$366,018	$302,828	21
Interest-bearing deposits:
NOW deposits	161,661	148,085	9
Money market deposits	186,063	161,580	15
Savings deposits	325,530	290,226	12
Time deposits under $100	429,424	425,138	1
Time deposits of $100 or more	1,075,399	986,786	9
Total deposits	2,544,095	2,314,643	10
Federal funds purchased and securities sold under agreements to repurchase	112,500	28,500	295
Advances from the Federal Home Loan Bank	160,000	50,000	220
Other borrowings	4,755	—	100
Acceptances outstanding	8,525	10,608	(20)
Trust preferred securities	39,716	—	100
Other liabilities	12,131	62,286	(81)
Total liabilities	2,881,722	2,466,037	17
Stockholders’ Equity
Preferred stock, $0.01 par value; 10,000,000 shares authorized, none issued	—	—
Common stock, $0.01 par value, 25,000,000 shares authorized, 18,371,272 issued and 18,051,362 outstanding in 2003 and 18,305,255 issued and 17,999,955 outstanding in 2002	184	183	—
Treasury stock, at cost (319,910 shares in 2003 and 305,300 in 2002)	(8,810)	(8,287)	6
Additional paid-in-capital	75,473	70,857	7
Unearned compensation	(1,646)	—	100
Accumulated other comprehensive income, net	7,499	6,719	12
Retained earnings	247,210	218,489	13
Total stockholders’ equity	319,910	287,961	11
Total liabilities and stockholders’ equity	$3,201,632	$2,753,998	16
Book value per share	$17.72	$16.00	11

CATHAY BANCORP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
	(In thousands, except share and per share data)
INTEREST INCOME
Interest on loans	$27,103	$27,384	$80,446	$79,980
Interest on securities available-for-sale	8,959	8,648	26,506	27,174
Interest on federal funds sold and securities Purchased under agreements to resell	11	265	312	657
Interest on deposits with banks	21	7	35	26
Total interest income	36,094	36,304	107,299	107,837

INTEREST EXPENSE
Time deposits of $100 or more	4,712	5,817	14,944	17,847
Other deposits	2,381	3,432	7,660	10,366
Other borrowed funds	1,889	813	4,560	2,367
Total interest expense	8,982	10,062	27,164	30,580
Net interest income before provision for loan losses	27,112	26,242	80,135	77,257
Provision for loan losses	1,650	1,500	4,950	4,500
Net interest income after provision for loan losses	25,462	24,742	75,185	72,757

NON-INTEREST INCOME
Securities gains	1,690	1,421	7,343	1,881
Letters of credit commissions	542	533	1,536	1,471
Depository service fees	1,385	1,330	4,190	4,291
Other operating income	1,591	1,901	4,538	4,898
Total non-interest income	5,208	5,185	17,607	12,541

NON-INTEREST EXPENSE
Salaries and employee benefits	6,537	6,374	20,261	18,787
Occupancy expense	1,094	1,009	2,999	2,757
Computer and equipment expense	766	808	2,418	2,392
Professional services expense	901	1,003	2,845	2,857
FDIC and State assessments	145	127	402	373
Marketing expense	392	357	1,241	1,128
Other real estate owned expense (income)	10	—	139	(385)
Operations of affordable housing investments	596	415	1,824	1,533
Other operating expense	692	798	2,367	2,315
Total non-interest expense	11,133	10,891	34,496	31,757
Income before income tax expense	19,537	19,036	58,296	53,541
Income tax expense	6,507	6,031	19,487	16,910
Net income	13,030	13,005	38,809	36,631
Other comprehensive (loss) income, net of tax	(4,639)	1,806	780	2,162

Total comprehensive income	$8,391	$14,811	$39,589	$38,793

Net income per common share:
Basic	$0.72	$0.72	$2.15	$2.04
Diluted	$0.72	$0.72	$2.14	$2.02

Cash dividends paid per common share	$0.280	$0.140	$0.560	$0.405
Basic average common shares outstanding	18,033,582	18,005,262	18,017,905	17,989,066
Diluted average common shares outstanding	18,223,498	18,133,446	18,165,335	18,113,054

CATHAY BANCORP, INC.

AVERAGE BALANCES—SELECTED CONSOLIDATED FINANCIAL INFORMATION

(Unaudited)

	For the three months ended,
(In thousands)	September 30, 2003	September 30, 2002	June 30, 2003
Interest-earning assets
Federal funds sold and securities purchased under agreements to resell	$6,054	$60,457	$42,544
Investment securities	939,232	629,978	819,657
Loans, net of unamortized deferred loan fees	1,981,930	1,787,281	1,913,593
Deposits with banks	2,285	840	1,193
Total interest-earning assets	$2,929,501	$2,478,556	$2,776,987
Interest-bearing liabilities
Interest-bearing checking deposits	$347,965	$305,603	$341,040
Savings deposits	317,156	274,913	304,498
Time deposits	1,494,803	1,382,875	1,472,711
Total interest-bearing deposits	2,159,924	1,963,391	2,118,249
Other borrowed funds	262,445	78,512	165,686
Total interest-bearing liabilities	2,422,369	2,041,903	2,283,935
Non-interest-bearing demand deposits	326,803	279,454	306,260
Total deposits and other borrowed funds	$2,749,172	$2,321,357	$2,590,195
Total average assets	$3,108,858	$2,630,188	$2,929,110
Total average stockholders’ equity	$312,393	$272,354	$306,279

	For the nine months ended,
(In thousands)	September 30, 2003	September 30, 2002
Interest-earning assets
Federal funds sold and securities purchased under agreements to resell	$35,218	$50,551
Investment securities	822,773	646,610
Loans receivable, net of unamortized deferred loan fees	1,948,381	1,711,242
Deposits with banks	1,299	953
Total interest-earning assets	$2,807,671	$2,409,356
Interest-bearing liabilities
Interest-bearing checking deposits	$342,346	$288,906
Savings deposits	308,217	266,015
Time deposits	1,466,330	1,363,055
Total interest-bearing deposits	2,116,893	1,917,976
Other borrowed funds	190,052	79,338
Total interest-bearing liabilities	2,306,945	1,997,314
Non-interest-bearing demand deposits	296,652	266,968
Total deposits and other borrowed funds	$2,603,597	$2,264,282
Total average assets	$2,968,371	$2,560,339
Total average stockholders’ equity	$303,510	$260,305